REVISED ATTACHMENT 1

To Revised Schedule A of the Investment Management Agreement, dated April 27, 2001, by and between USAllianz Advisers, LLC (now Allianz Investment Management LLC) and USAllianz Variable Insurance Products Trust (now Allianz Variable Insurance Products Trust).

Fees payable to the Manager pursuant to Revised Schedule A to the Investment Management Agreement shall be calculated at the following annual rates until such time as this Attachment 1 is further revised. The following reduced rates may not be increased or terminated prior to April 30, 2025 (the “Fee Reduction Term”). Thereafter, the Fee Reduction Term will renew automatically, with respect to each Fund below, for subsequent one-year terms, provided that neither the Manager nor the Trust provide written notice otherwise, and provided further that the Investment Management Agreement is approved at least annually by the Board of Trustees of the Trust.

Fund	Rate
(Average Net Assets in Millions (M) for Funds with Breakpoints)

All Assets
AZL DFA International Core Equity Fund	0.65%

All Assets
AZL DFA U.S. Core Equity Fund	0.48%

All Assets
AZL DFA U.S. Small Cap Fund	0.67%

All Assets
AZL FIAM Total Bond Fund	0.49%

All Assets
AZL Government Money Market Fund	0.34%

All Assets
AZL Moderate Index Strategy Fund	0.05%

All Assets
AZL MSCI Global Equity Index Fund	0.30%

All Assets
AZL Russell 1000 Growth Index Fund	0.35%

All Assets
AZL Russell 1000 Value Index Fund	0.35%

All Assets
AZL T. Rowe Price Capital Appreciation Fund	0.70%

Acknowledged:

Allianz Variable Insurance Products Trust		Allianz Investment Management LLC

By:	/s/ Mike Tanski	By:	/s/ Brian Muench
Name: Mike Tanski		Name: Brian Muench
Title: Vice President, Operations		Title: President

Updated 10/1/2023